VIA EDGAR TRANSMISSION

March 31, 2011

Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sen Yu International Holdings, Inc.
Form 10-K for fiscal year ended June 30, 2010
Filed September 28, 2010, as amended December 2, 2010
File No. 0-12792

Dear Mr. Humphrey:

We hereby submit for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), via EDGAR transmission, response by Sen Yu International Holdings, Inc. (the “Company”) to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 22, 2011, regarding the Company’s filings referred to above.  For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with our response.

We will be delivering to the Staff two hard copies of each of Amendment No. 3 (“10-K/A No. 3”) to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2010 (the “10-K”) and Amendment No.2 (“10-Q/A No.2”) to the Company’s Quarterly Report on Form 10-Q (the “10-Q”) for the period ended September 30, 2010, marked to show changes to the Amendments No.1 to the 10-K and the 10-Q, both of which were filed on December 2, 2011. Please note the Company filed an Amendment No. 2 to the 10-K on February 18, 2011 which the Company believes has addressed some of the comments set forth herein.

Form 10-K (Fiscal Year Ended June 30, 2010), As Amended

Cautionary Note on forward-Looking Statements, page 4

1.
Please delete references to the Private Securities Litigation Reform Act of 1995, as forward-looking statements made by penny stock issuers are excluded from the safe harbor. Refer to Section 21 E(b)(1)(C) of the Securities Exchange Act of 1934.

In response to the Staff’s comment, the Company has deleted references to the Private Securities Litigation Reform Act of 1995.

Business Agents, page 11

2.
Refer to your arrangement with Golden Lotus, as described on page 9. We note that Golden Lotus is your exclusive sales agent in Heilongjiang Province where the Wang Da Farmers are located. Indicate the date of creation of Golden Lotus. In addition, please tell us whether Golden Lotus acts as a sales agent for any other customers and/or any other provinces. That is, please explain whether you are the primary or only source of revenue for that company.

Golden Lotus was established in 1998.  The agreement between Golden Lotus and the Company is a two year renewable agreement which will expire on December 19, 2011. Golden Lotus is the exclusive sale agent to distribute the Company’s breeding swine in Heilongjiang province.   Golden Lotus is also engaged in the business of distributing breeding equipment, selling veterinary drugs and medical equipment and providing agriculture and breeding related consulting services. Other than the Company, Golden Lotus has not served as a distributor of breeding swine for any client.  The Company believes the revenues contributed by the Company account for approximately 50% of Golden Lotus’s annual revenues for the year ended December 31, 2010.

3.
Describe to us, in greater detail, how your financial arrangements with Golden Lotus take place. Specifically, we see that this agent sells your breeding swine to farmers but you state that you finance these sales. Tell us when, how and to whom you provide this financing. In addition, you state that you charge a sales price to Golden Lotus. Tell us when and how you set this sales price and explain when you actually receive the sales price in cash from Golden Lotus.

Golden Lotus is the exclusive distribution agent of the Company in Heilongjiang province. Golden Lotus assists the Company in locating qualified farmers in Heilongjiang province. The Company sells the breeding swine at local market price to Golden Lotus and recognizes revenues at the point of sale. Golden Lotus is required to make payments of the purchase price to Company within 30 days after delivery of the breeding swine. Golden Lotus sells the breeding swine to the qualified farmers subject to a maximum markup of 20% of the original purchase price as agreed upon between Golden Lotus and the Company. The agreement provides that Golden Lotus sells a guaranteed minimum number of breeding swine on a quarterly basis for the Company.  If Golden Lotus fails to fulfill this obligation, the Company is allowed to retain other sales agents to distribute any unsold breeding swine. The Company has no other financial arrangements with Golden Lotus.  The Company does not finance the sales of breeding swine by Golden Lotus to the farmers.

4.
Provide us with copies of the Sales Agreement and the Supplemental Agreement with Golden Lotus or tell us where they have been filed as exhibits. If they have not been previously filed as exhibits, please do so.

The Staff is advised that the original Sales Agreement and Supplemental Agreement are in Chinese. In response to the Staff’s comment, the Company is filing the English translations of the Sales Agreement and Supplemental Agreement as Exhibit 10.12 and Exhibit 10.13, respectively, to the 10-K/A No. 3.

5.
We note that you have entered into a cooperation agreement for fodder supply and commercial hog buyback. Please tell us whether the counterparty to the agreement, Heilongjiang Wangda Fodder Co., Ltd. has similar agreements with other breeders. That is, please tell us whether that entity earns significant revenues from other customers or sources. In this regard, you state (page 23) that you would be entitled to assume Wang Da’s legal rights as against the franchisee farmers if Wang Da defaults in its obligations to you and that “you would have access to Wang Da’s additional assets to meet the shortfall.” It appears that this entity does substantially all of its business with you. Finally, tell us when Wang Da was created. Please advise, supplementally and in detail.

Wang Da was established in 2006. It has agreements involving fodder supply and commercial buy back of hogs with other breeders similar to its cooperation agreement with the Company. The Company entered into the cooperation agreement with Wang Da in December, 2008.   The Company believes revenue from the Company accounted for about 80% of Wang Da’s total revenues for the year ended December 31, 2010. Wang Da earns 200 RMB (approximately US$30.80 using an exchange rate of 6.5) per ton from the Company for fodder supplied to the ‘network farmers. Wang Da earns its revenue from the Company solely from this flat charge and there is no other service fee or markup of the fodder involved.

6.
Please indicate the nature and relative significance of the “additional assets” of Wang Da that you would have access to in the event of a default. Please also tell us whether you would then become responsible for settlement of Wang Da’s other liabilities. That is, we assume that Wang Da has other significant creditors with claims upon its assets. Please explain, supplementally and in detail, how matters would be settled in if a default should occur. Tell us whether Wang Da would remain in business, whether you would succeed to that business or whether it would simply shut down. Explain how the claims of the other creditors of would be resolved and whether your claims have priority.

93% of Wang Da’s current assets are composed of cash, accounts receivable, prepayments, other receivables and inventory. To that end, Wang Da’s assets that the Company would have access to if any default should occur are relatively liquid in nature. Since the Company accounts for 80% of Wang Da’s revenue, the Company owns a majority of the accounts receivable.  In the event of Wang Da’s default, the Company will assume Wang Da’s rights to receive mature hogs from their network farmers, but not Wang Da’s obligations. In accordance with the Fodder Supply Agreement between Wang Da and the farmers, the Company could act as third party beneficiary by assuming Wang Da’s rights and having the farmers deliver the hogs directly to the Company. Pursuant to the Supplementary Agreement between Wang Da and the Company, the Company is not responsible for Wang Da’s liabilities. The Company is under no obligation to succeed to Wang Da’s business upon assumption of Wang Da’s rights. The Company does not have a priority claim over the other creditors and all creditors will have equal access proportional to their claims to Wang Da’s assets.

7.
As you offset advances to Wang Da by the market value of hogs transferred to you by Wang Da, we assume that you meet the requirements of ASC 210-20-45-1. Please confirm our assumption supplementally or explain how our understanding is not correct.

Per ASC 210-20-45-1, a right of offset exists when all of the following conditions are met:
a. Each of two parties owes the other determinable amounts;
b. The reporting party has the right to offset the amount owed with the amount owed by the other party;
c. The reporting party intends to offset; and
d. The right of offset is enforceable at law.

A right of offset is a debtor’s legal right, by contract or otherwise, to discharge all or a portion of the debt owed to another party by applying against the debt an amount that the other party owes to the debtor.

The Company confirms that the offset transactions between Heilongjiang Sen Yu and Wang Da did meet the requirements of ASC 210-20-45-1.

Risk Factors

Government Regulation, page 20

8.
You include substantial disclosure in the section entitled “Risks Related to Conducting Business in the PRC,” much of which is related to the effects or potential effects of PRC government regulation on your business. Please expand your government regulation disclosure in the business section to discuss the effect of existing or probable governmental regulations on your business, including those referenced in the risk factors section. Refer to Item 101(h)(4)(ix) of Regulation S-K.

In response to the Staff’s comment, the Company has expanded the disclosure in “Government Regulations” section on page 20.

Item 1A. Risk Factors, page 21

9.	Please delete the second and third sentences of the introductory paragraph. If a risk is not deemed material, it should not be referenced.

In response to the Staff’s comment, the Company has deleted the second and third sentence of the introductory paragraph.

Risks Relating to Conducting Business in the PRC, page 30

10.
We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting at June 30, 2010?

We note that management concluded that internal control over financial reporting was effective as of June 30, 2010. In connection with your process to arrive at this determination, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

How do you maintain your books and records and prepare your financial statements at June 30, 2010?

It appears that you maintain your books and records in accordance with PRC GAAP. If our understanding is correct, describe the process you go through to convert your books and records to US GAAP for SEC reporting purposes. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures. If our understanding is not correct, please advise.

What is the background of the people involved in your financial reporting at June 30, 2010?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of US GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role the person takes in preparing your financial statements and evaluating the effectiveness of your internal control,
•	what relevant education and ongoing training the person has had relating to US GAAP,
•	the nature of his or her contractual or other relationship to you,
•	whether the person holds and maintains any professional designations such as Certified Public Accountant (US) or Certified Management Accountant, and
•
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with US GAAP and evaluating effectiveness of internal control over financial reporting.

If you retained an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting at June 30, 2010, please tell us:

•	the name and address of the accounting firm or organization,
•	the qualifications of their employees who perform the services for your company,
•	how and why they are qualified to prepare your financial statements or evaluate internal control over your financial reporting,
•	how many hours they spent last year performing these services for you; and
•
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retained individuals who are not your employees and are not employed by an accounting firm or similar organization to prepare your financial statements or evaluate your internal over financial reporting at June 30, 2010, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting,
•	how many hours they spent last year performing these services for you; and
•
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Do you have an audit committee financial expert?

We understand, from your disclosures, that you do not have a separately-designated audit committee. We also understand that no individual on the board qualifies as an “audit committee financial expert.” If our understanding is correct, please describe the extent of the Board of Directors’ knowledge of US GAAP and internal control over financial reporting. Alternatively, please explain how our understanding is not correct.

In the Company’s original Form 10-K for the fiscal year ended June 30, 2010, filed with the SEC on September 28, 2010, the Company’s management concluded that the Company maintained effective internal controls and procedures as of June 30, 2010. However, in connection with the preparation of Amendment No. 2 to the Form 10-K, the management, including our Chief Executive Officer and the new Chief Financial Officer, reassessed the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of June 30, 2010 and subsequently determined that a material weakness, as more fully described in “Management’s Report on Internal Control over Financial Reporting” in Amendment No.2 to the Form 10-K, existed as of June 30, 2010. As a result of such material weakness, management revised its previous assessment to conclude in Amendment No.2 to the Form 10-K that our internal controls and procedures were not effective as of June 30, 2010.

Among other things, the Company did not maintain effective control over the preparation, review, presentation and disclosure of amounts related to the warrants issued in connection with the Company’s June 2010 private placement that were included in the consolidated balance sheets and consolidated statements of income for the fiscal year ended June 30, 2010. This material weakness resulted in a material misstatement of our liabilities, non-cash expense relating to the changes in fair value of derivative liabilities and equity accounts and related financial disclosures.

The Company hired a new Chief Financial Officer in September of 2010 to assist the Company in maintaining books and records and preparing financial statements. The new Chief Financial Officer has over 34 years of accounting and auditing experience. His experiences include serving as Chief Financial Officer for Jinpan International Ltd. (JST), a Nasdaq listed, PRC based company engaged in the design and manufacture of cast resin transformers, switchgears, unit substations, reactors and other wind energy products. He also served as controller and audit manager for several US insurance companies. Recently, he was a manager of Kelmar Associates LLC, a corporate regulatory compliance consulting firm providing auditing services to the US government from April 2007 to January 2010. From October 2004 to March 2007, he was an internal audit and compliance officer with the Countrywide Financial Corporation/Bank of America, a mortgage lender. He received his MBA in risk management from the College of Insurance, New York and is a Certified Public Accountant licensed in New Jersey and California.

Maintenance of Books and Records and preparation of financial statements

The Company maintains its books and records in accordance with PRC GAAP. The basic accounting principles and practice of PRC GAAP are similar to US GAAP. The Company has established procedures to reconcile PRC GAAP book and US GAAP financials by posting GAAP difference adjustments at the end of each reporting period. The Company’s auditor will review or audit the financial statements.  The Company’s senior accounting staff will record the final adjustments at the end of each reporting period.

Background of the people involved in the financial reporting

Ms. Tongyu Zhang, the Company’s former Chief Financial Officer, was primarily responsible for preparing and supervising the preparation of the Company’s financial statements for the fiscal year ended June 30, 2010.

Ms. Zhang’s responsibilities included (i) preparing the initial trial balance in accordance with PRC GAAP; (ii) preparing adjustments in accordance with US GAAP; (iii) reviewing and discussing changes proposed by the Company’s auditor; and (iv) recording the changes into the financial statements.

Ms. Zhang has been working for the Company since 2004. Prior to joining the Company, Ms. Zhang was employed as an accountant in a number of positions:  as accountant in charge in the Seeds Company of the Rice Research Institute (2000 - 2004); as accountant in charge in the Agricultural Reclamation Freight Port (1997 - 2000); and as accountant in the Sales Department of Agricultural Reclamation Materials (1995 - 1997).  Ms. Zhang received her bachelor’s degree with a concentration in accounting from the Heilongjiang College of Education.  She also participates in professional training offered by universities, including but not limited to those relating to U.S. GAAP and keeps herself informed of updates to U.S. GAAP that are posted on the FASB website by subscribing to technical update newsletters published by other major accounting firms. Ms. Zhang also gained substantial US GAAP accounting experience through reviewing and comparing the Company’s financial statements and disclosures with those of other public companies in the hog industry and working with the Company’s auditor to review adjustments on a quarterly basis.

The Company does not retain an accounting firm or any other individuals to prepare its financial statements or evaluate its internal controls over financial reporting.

Board of Directors Knowledge of U.S. GAAP and internal control over financial reporting

Other than Ms. Zhang, the Company’s current board members do not have in depth and specific knowledge of US GAAP or internal controls over financial reporting.

The Company plans to form an audit committee consisting of independent directors of the Company who have knowledge of U.S. GAAP and implement internal controls over financial reporting upon listing on a securities exchange in the near future.  One of the directors will qualify as an “audit committee financial expert.”

Risks Relating to an Investment in Our Securities, page 36

Our Common Stock is thinly traded and you may be unable to sell, page 36

11.
Please set forth the risk of dilution discussed in the last two paragraphs in a separate risk factor. In this new risk factor, specifically disclose that the common shares issuable upon conversion of Series B Preferred Stock and upon exercise of the Series A and Series B Warrants issued in the June 2010 private placement represent a substantial potential dilution to your existing common shareholders.

In response to the Staff’s comment, the Company has set forth the risk of dilution in a separate risk factor on Page 37 of 10-K/A No.3.

Management’s Discussion and Analysis

Results of Operations

General and Administrative Expenses, page 46

12.
Reference is made to the common shares issued to consultants during the fiscal year ended June 30, 2010. Please disclose and tell us in more detail the nature of the consulting services provided by each of the consultants, along with the period over which such services were or are to be provided, We note the disclosure in Note 12(d) to the financial statement that certain of the shares have a service period beyond the fiscal year ended June 30, 2010. Also, please discuss the reason(s) that gave rise to the need for the consultant services in fiscal year 2010 that a significant amount of expense had been incurred as compared to the previous period.

In response to the Staff’s comment, the Company has revised the disclosure relating to the common shares issued to consultants. The Company engaged Mr. Frank Hau and Mr. Liangchun Cong to assist the Company in raising money in China, Taiwan and other overseas countries. The Company agreed to issue 100,000 shares of its common stock to each of the consultants for the services rendered in a three year period commencing from April 16, 2010.  The Company believes they can be beneficial in assisting the Company in raising money.

Liquidity and Capital Resources,

Net Cash Provided by Operating Activities, page 48

13.
We note that ‘Advances to suppliers, net’ represented your most significant asset, at approximately 78% and 83% of total assets at June 30, 2010 and June 30, 2009, respectively, and the majority of the advances are to Wang Da. We note that through your Cooperation Agreement with Wang Da, your major feedstuff supplier, you advance monies to them in order that they might provide fodder on credit to the Wang Da farmers to raise their commercial hogs. Such advances to Wang Da are offset by the market value of the commercial hogs that Wang Da purchases from the Wang Da farmers and transfers to you. You then in turn, sell the commercial hogs to your customers. Please tell us and expand this section in MD&A to more fully discuss how often and when you advance monies to Wang Da and to describe in more detail how the advances are settled given that Wang Da does not reimburse you with cash to settle the advance, and how you determine which advance amount has been settled. Please consider providing a rollforward table either in MD&A or in Note 5 to the financial statements that discloses the gross monies advanced during the year, the amount of advances settled, and any changes in allowance for uncollectible advances. We note under MD&A Critical Accounting Policies that you have established a 5% reserve for the balance sheet account Advances to Suppliers. In addition, as you have no third party financing, apart from the Chinese Government, explain that monies you advance to Wang Da are financed primarily by your operating activities.

The Company pays the advance to Wang Da and offsets the advance every ten days.  Such advances to Wang Da are offset by the market value of the commercial hogs when the hogs are purchased from the farmers. The fodder cost consists of 71% of the Company’s cost of goods sold. The fodder cost to purchase price offset occurs when the mature hogs are purchased from the farmers. A mature hog weighing 100 kg consumes 288 kg of feed, on average, with a feed cost of $95.   Based on each hog feed cost of $95 and daily repurchase of hogs, the offset to the prepaid advance would be the sum of $95 multiplied by the hogs daily repurchased. The Company settles the advances with Wang Da every 10 days to ensure control over credit risk. Following is an example of revenue and cost per hog to illustrate:

Sale price per hog in Beijing market	$175
Costs of fodder per hog	$95
Other Costs per hog	$39
Total Costs per hog	$134
Gross profit to the Company	$41

For the fiscal year ended June 30, 2010, 97% of the Company’s revenue was generated from Beijing 5th Meat Market and Dahongmen, both located in Beijing. Both customers settle the invoices within 5 to 7 working days, thus generating working capital to finance our operations, including our advances to Wang Da.

Advance to Suppliers: US $30.8 mm

Advances to suppliers in US$
Fodder provided to Farmers	$27,041,756
Feed	5,613,801
Fodder used on Sen Yu Farms	-209,508
Subtotal:	32,446,049
Less: Bad Debt Allowance	1,622,302
Total	$30,823,747

Months	Unit Price	Piglets	Advances to suppliers in US$
Dec, 2009 and prior	95	147,631	$ 14,029,294
Jan-10	95	51,500	4,899,055
Feb-10	95	9,150	870,415
Mar-10	95	11,650	1,108,233
Apr-10	95	21,890	2,082,337
May-10	95	21,300	2,026,211
Jun-10	95	21,300	2,026,211
Total		284,421	$ 27,041,756

Fodder provided to Farmers: $27,041,756

Fodder provided to Farmers is determined by an estimation of fodder consumed from January to June of 2010. The Company and Wang Da inspect the farmers periodically to monitor the birth rate of piglets and hogs ready to be sold to market in order to determine the feed consumption. The fodder estimation is calculated on a 6 month basis.

Feed: $5,613,801
The feed component is composed of the total annual heads projection multiplied by a factor of 30% and the cost of the feed per mature hog. A mature hog weighing 100 kg consumes 288 kg of feed with a feed cost of $95. The life cycle is 155 days from birth to be considered mature.

Fodder used on Sen Yu Farms: $209,508
Fodder used on Sen Yu farms is the feed consumption for our breeder farms representing a credit to the advance account.

14.
In addition, please further explain the necessity of increasing the bad debt allowance for monies advanced to Wang Da from 0.5% to 5.0% given that you can assume the rights of Wang Da under its Fodder Supply and Commercial Hog Buy-Back Agreements with Wang Da Fanners, in order to satisfy monies advanced to Wang Da. Reference is made to the disclosure on pages 11 and 12 of such agreements, including the supplementary agreement. In this regard, explain the instances in which monies advanced or loaned to Wang Da would not be satisfied or offset against the fair market value of the hogs that Wang Da would deliver to you in satisfaction of their debt. Also explain why you believe that an increase in the bad debt allowance was necessary and considered appropriate.

The Company increased the reserve from 0.5% to 5% for bad debt allowance because purchases of hogs from farmers have increased since 2009. The Company conservatively has evaluated the following risk management controls which are in place in determining the 5% reserve is appropriate:

•	Under the Fodder Supply Agreement between Wang Da and the farmers, the Company will assume Wang Da’s rights to receive mature hogs directly from the network farmers in case of default.
•	The Company settles the offset and advances with Wang Da every 10 days to ensure control over credit risk.
•
The cost of the fodder is 71% of the cost of the goods sold. The offset of cost to purchase occurs upon collection of mature hogs from the farmers. When the Company receives the commercial hogs, it settles the remaining 29% when the offset exchange is completed.

•
The Company inspects the farmers’ facilities periodically to monitor proper use of feed and ensure compliance of standards imposed by Wang Da and the Company. The Company controls the risk of default and minimizes the risk of loss by physical inspections of farms.

•
The Company withholds a 2% collateral payment to Wang Da to further minimize credit risk. The payment is the fodder cost utilized on Sen Yu farms which accounts for 3% of the Company’s revenue for the fiscal year ended June 30, 2010.

In instances where money advanced would not be satisfied or offset, the Company will hold Wang Da directly responsible to account for the number of hogs intended to be delivered to the Company and stop the advance payment.

Index to Exhibits, page 66

15.
Please file the Exclusive Sales Agreement with Golden Lotus discussed on page 12 and the employment agreements with your executive officers discussed on page 60 as exhibits to your next quarterly report or explain why you do not believe you are required to do so.

The Company will file both the Exclusive Sales Agreement with Golden Lotus and the employment agreements with our executive officers as exhibits to the Form 10-Q for the period ending March 31, 2011.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

16.
Refer to the line items “Losses on disposal of fixed assets” and “Losses on disposal of inventories.” We note from the discussion in MD&A that such line items pertain to your routine culling of breeding sows that have lost their productivity, along with the herds that are subject to ordinary risks of mortality. We further note you appear to distinguish the losses on disposal of fixed assets and losses on disposal of inventories as to the category of the deceased hog, representing mortality of breeder hogs and mortality of commercial hogs, respectively. Given that both categories, the fixed assets (breeder hogs) and the inventoried (commercial hogs) are a function of your normal continuing operations, it is unclear why both line items have not been appropriately reflected within the statements of operations caption “Income from Operations.” Given the nature of your business operations, such losses are not considered abnormal, but are a cost of operations synonymous with fixed asset impairments and inventory write-offs and adjustments. Please reclassify the line item Losses on disposal of fixed assets as an operating expense and reclassify the line item Losses on disposal of inventories to a separate line item within Gross Profit, such as Cost of Goods Sold-Losses on disposal of inventories- We refer you to the FASB Codification, ASC Topic 360-10-35-15 and 46-48 (i.e., for fixed asset impairments) and ASC Topic 330-10-50-2 (Le., for inventory losses). In addition, as a result of these reclassifications to the statement of operations, it will be necessary for you to revise the tabular presentation on page 43 along with revising the narrative discussion of results of operations in MD&A.

The Company has updated the losses of fixed assets as an operating expenses item and reclassified the losses on disposal of inventories to a separate line item within Gross Profit in the amended financial statements as of June 30, 2010 and all the financial statements reported after June 30, 2010.

In addition, the Company also revised the tabular presentation, along with revising the narrative discussion of results of operations in MD&A.

Note 1. Organization and Principal Activities, page F-8

17.
Reference is made to the discussion of Sino-Canadian Sen Yu. We note, from page 8, that issues with the local administration of SAFE have made you unable to do business with Polar Genetics, your partner in the joint venture. It appears, from the joint venture agreement (Exhibit 10.1), that dealing with this department constitutes one of your responsibilities under Chapter 6 of the agreement. If our understanding is correct, and if you have not been able to fulfill the obligations of the contract and articles of association, it appears that Polar Genetics would have the right to terminate the contract. You provide disclosure of this matter in “Risk Factors” as well. AS Polar Genetics has fulfilled its contribution requirements, it appears that a loss contingency may exist. Please address our concern supplementally and in detail, including whether such a contingency is probable, reasonably possible or remote. Please also quantify, to the extent practicable, the dollar amount of the potential obligation to Polar Genetics should the agreement be terminated. Discuss the consideration given to providing disclosure of this matter in the footnotes to the financial statements.

The Company has been working on this SAFE matter with the management team of Polar Genetics, and they have unofficially agreed to sell all Sino-Canadian common shares owned by Polar Genetics if the local administration of SAFE regulation determines further corrective action is necessary. The purchase price is expected to be in an amount equal to 40% of the value of the joint venture, as reasonably determined by the parties.  Since there is no written commitment and the loss contingency is not probable or reasonably possible, the Company has not yet recorded the amount of the potential obligation in the financial statements.

Note 3. Summary of Significant Accounting Principles, page F-l0

s. Employee welfare benefit

18.
Please expand the disclosure to further explain the nature of the employee welfare plan. It is unclear as to whether this is a pension or other post-employment or retirement plan. Also, please disclose and tell us how you have accounted for the expense under U.S. GAAP in the financial statements and cite the specific accounting literature reference.

Unlike the pension or other post-employment retirement plan in the U.S, the employee welfare benefit plans applicable to our Chinese subsidiaries are the plans mandated by the Chinese government for the Company to reserve and accrue certain amounts solely for employee benefits. Our Chinese subsidiaries have established employee welfare plans in accordance with Chinese law and regulations, and the Company records and accounts for the employee welfare fees under the Chinese law and regulations. According to such laws and regulations, before January 1, 2008, the Company accrued employee welfare and made annual pre-tax contributions of 14% of all employees’ salaries as required by law.  Since the requirement was mandated by the government, the Company was required to accrue employee welfare as liability.  However, commencing in January, 2008, as per new PRC regulations, employee welfare benefit plans will be recognized when incurred instead of accrued.

Note 4. Inventories, page F-16

19.
As work in progress is a substantial portion of inventory, expand your disclosure under Note 3(d) Inventories, Net, on page F-I0 to provide a description of the components of work in progress, as distinguished from raw materials and finished goods.

The Company has expanded the disclosure in Note 4 in response to the Staff’s comment. The raw materials include generally the feedstuffs and other raw materials, and finished goods include the baby hogs, young hogs and commercial hogs which are ready to sell. However the components of work in progress include generally the director labor, depreciation of the facilities, manufacturing overhead expenses, and other production related fees.

Note 11. Commitments, page F-22

20.
Refer to the forward commercial hog sales contracts. Tell us and disclose whether or how you value and record these one-year contracts. Tell us the consideration given to treatment of these contracts as a derivative instrument under ASC Topic 815-10-15. Your response should cite the specific paragraph reference(s) in your analysis.

The Staff is advised that since the commercial hog sales contracts are normal sales and are not traded on an exchange, this agreement is not subject to the requirements within instruments scope. As a result, the contracts are not subject to the requirements as a derivative instrument under ASC TOPIC 815-10-15.

The Company acknowledges that there have been some unintentional errors in certain of the Company’s disclosures related to commercial hog sales agreements in the previous filings. In particular, these agreements shall not be categorized as “forward” contracts. As such, we propose to delete the reference to “forward” and to modify our disclosures accordingly in order to accurately describe the nature of such agreements.

Note 12. Stockholders’ Equity, page F-23

c. Series B Convertible Preferred Stock

21.
Refer to the second paragraph. Please further expand to clarify that the initial conversion price of the Series B Convertible Stock is equal to $2.10 per share, or the initial conversion ratio of one-to-one. Please also clarify that this amount is subject to adjustment based on the Company’s performance of after-tax net income earnings per share. Also, disclose what is meant by the then-current conversion price and how you calculate such price and the determinable date.

In response to the Staff’s comment, the Company has expanded the disclosure related to the Series B Convertible Stock.

d. Common Stock

22.	For the common stock issued to Primary Capital LLC and Mr. Ming Liu on June 9, 2010, please disclose the term of their consultancy agreements.

We have expanded our disclosure in Note 12(d) in response to the Staff’s comment. Primary Capital LLC was engaged to provide financial advisory, investment banking and placement agent services for the Company. The agreement was for a term commencing on May 28, 2008 and continuing for a period of twenty four months. The Company shall be required to pay to Primary Capital LLC an annual fee, in addition to other fees, of $150,000. The Company agreed to issue a number of shares of the Company’s common stock equal to 3% of the outstanding shares of the Company to Primary Capital LLC upon the closing of the reverse merger transaction, which occurred on August 13, 2009. In addition, the Company agreed to  issue another 3% to Primary Capital LLC at the closing of the Company’s proposed financing. Pursuant to such agreement, the Company issued 601,870 shares of its common stock to Primary Capital LLC and Mr. Ming Liu on June 9, 2010.

Note 13. Basic and Diluted Earnings Per Share, page F-27

23.
Please explain, in detail, the nature of and reasons for the change in the denominator for your calculation of diluted earnings per share. Provide us with a numerical schedule of your computations before and after adjustment.

The Company initially omitted the effect of the issuance of the Series F Warrants and convertible notes, and adopted an incorrect number of shares of the convertible preferred stock to calculate diluted earnings per share, and as a result  the Company adjusted the calculation of diluted earnings per share by amending the Form 10-K for the fiscal year ended June, 30, 2010 on December 2, 2010.

The Form 10-K for the fiscal year ended June 30, 2010 was again amended on February 18, 2011 because of the errors in calculating the fair value of the derivative liabilities. The basic earnings were $0.33 per share for the fiscal year ended June 30, 2010,  so the conversion price of the Series B Convertible Stock was adjusted to $1.26. The  exercise prices for Series A Warrants and Series B Warrants were adjusted to $1.80 and $2.46, respectively. The exercise price of the Series A and Series B Warrants were $2.62 and $3.58, respectively, in the first amendment to the  Form 10-K filed on December 2, 2011 and $1.80 and $2.46, respectively, in the second amendment to the Form 10-K filed on February 18, 2011.

The schedule of the computations before adjustment and after adjustment consisted of the following:

	Originally filed 10-K on September 28, 2010	First amended 10-K/A on December 2, 2010	Second amended 10-K/A on February 18, 2011
Common Stock	12,976,230	12,976,230	12,976,230
Convertible Preferred Stock	726,309	69,690	101,367
Convertible Note	-	733,122	733,122
Warrant	-	1,090,576	1,414,413
Total	13,702,539	14,869,618	15,225,131

Item 9A. Controls and Procedures, page 56

24.
Refer to the amended annual and interim reports filed on December 2, 2010. In light of the need restate previously filed financial information in these documents, please provide detailed support for managements’ stated conclusion that your internal control over financial reporting was effective at as of June 30, 2010. Separately address your conclusion regarding the effectiveness of disclosure controls and procedures as of that date as well. In this regard, discuss the consideration given to the fact that you have not met your filing requirements with regard to Form 8-K, General Instruction B. Please see our related comment below for guidance. We may have further comments upon review of your response.

In response to the Staff’s comment, the Company has revised the disclosure under Item 9A. “Controls and Procedures”.

Form 10-Q (Quarterly period ended September 30, 2010), As Amended

Explanatory Note, page 1

25.
We note that you have appropriately included a detailed paragraph that explains the reasons for filing an amendment to your Form 10-Q. However, the disclosures specified in ASC 250-10-50-7 are still required in the footnotes to your financial statements. We particularly note that a number of the financial statement line items have changed. In addition, the column headings in the financial statements for June 30, 2010 should be labeled as “restated” where applicable. Please revise your Form 10-Q/A.

In response to the Staff’s comment, the Company has added a note re restatement in the notes to financial statements in the Form 10-Q and revised the column headings in the financial statements for June 30, 2010 where applicable.

Statements of Operations, page 4

26.
Similar to our comment on the fiscal year ended June 30, 2010 Form 10-K, please reclassify the line item “Loss on disposal of inventories” as a component of cost of goods sold or within the calculation of determining gross profit.

In response to the Staff’s comment, the Company has revised the disclosure related to the losses of fixed assets as an operating expenses item and reclassify the losses on disposal of inventories to a separate line item within Gross Profit.

Management’s Discussion and Analysis

Results of Operations

27.
Refer to the paragraph discussion of General and Administrative Expenses. Please expand to explain the nature of the investor relation charges and professional fees during the three months ended September 30, 2010, and why such charges were significant compared to the prior comparable quarter.

General and Administrative Expenses increased during three months ended September 30, 2010 compared to the prior comparable quarter. During the quarter ended September 30, 2010, the Company had more investor relations activities in the U.S., such as road shows, presentations at investor conferences and meetings with potential investors and broker-dealers. Also, the fees the Company paid to legal counsel, auditor, financial consultants, and transfer agent increased because of the increase in financing related activities.  We also hired new finance staff and other key employees and leased office space in New York City since June of 2010.

Disclosure Controls and Procedures, page 34

28.
In light of the significant restatement to the financial statements for the quarter, please provide support for your conclusion that disclosure controls and procedures were effective as of September 30, 2010.

In response to the Staff’s comment, the Company has revised the disclosure under Item 9A. Controls and Procedures and concluded the Company’s disclosure controls and procedures were not effective as of September 30, 2010.

General

29.
We note that you have categorized yourself as a timely filer on the covers of your Forms 10-K/A and 10-Q/A. You no longer qualify as such because you were required to file a Form 8-K under Item 4.02 within four business days after your discovery that revisions to the financial statements were required. Please revise your documents to indicate the fact that you do not qualify as a timely filer.

In response to the Staff’s comment, the Company has revised the disclosures on the covers of the 10-K/A No. 3 and 10-Q/A No. 2.

30.
Reference is made to your disclosure in the Item 4.02 Form 8-K filed on February 16, 2011 with respect to the fair value of the derivative liability and the necessary adjustments. Please provide us with supplemental detail of your computation and analysis at deriving at the derivative liability amount at initial measurement with your private placement in June 2010. For each balance sheet date, June 30, 2010, September 30, 2010 and December 31, 2010, please tell us the fair value of the derivative liability and explain how you determined the amount. Please also provide us with the amounts initially recorded at June 30, 2010 and September 30, 2010, and the revised corrected amounts for the same dates, along with providing to us the corresponding journal entries.

For each balance sheet date, the fair value of the warrants was calculated using the Black-Scholes options pricing model.

	Originally filed 10-K on September 28, 2010	First Amendment to 10-K filed on December 2, 2010	Second Amendment to 10-K filed on February 18, 2011
Risk free interest rate for series A and B warrants	0.69%	0.69%	0.95%
Risk free interest rate for series C to E warrants	1.33%	1.33%	1.77%
Volatility	18.93%	18.93%	293.70%
Fair value of those warrants as of June 30, 2010	4,154,400	4,154,400	13,654,111

	Originally filed 10-Q on November 15, 2010	First Amendment to 10-Q filed on December 2, 2010	Proposed Second Amendment to 10-Q
Risk free interest rate for series A and B warrants	0.51%	0.51%	0.95%
Risk free interest rate for series C to E warrants	1.13%	1.13%	1.77%
Volatility	25.13%	25.13%	293.70%
Fair value of those warrants as of September 30, 2010	4,167,610	4,870,024	11,309,271

Since the Company initially omitted the adjustments to exercise prices of the Series A Warrants and Series B Warrants based on the basic-earnings per share for the fiscal year ended June 30, 2010, the Company adjusted the calculation of fair value of those warrants for the quarter ended September 30, 2010. The Form 10-Q for the quarter ended September 30, 2010 was amended on December 2, 2010.

Additionally, the Volatility was determined to 293.7% from 18.93% in the first amendment to 10-K and 25.13% in the first amendment to 10-Q, which reflected the appropriate situation at calculation of fair value of those warrants.

Since the Company reassessed the fair value of those warrants for the fiscal year ended June 30, 2010, the difference for fair value of those warrants between the First Amendment to 10-K and the Second Amendment to 10-K has been carried on the balance sheet as an “additional paid-in capital” in debit and as a “derivative liability” in credit.

For the quarter ended September 30, 2010, the Company re-calculated the fair value of those warrants using the Black-Scholes model, and record any increase or decrease in that fair value as other income or other expense.

Following is the supplementary detail and adjustments for the derivative liability associated with the private placement in June 2010:

Type	Grant Date	To purchase shares of common stock	Strike price	Years to maturity	Risk-free Rate(As June 30, 2010, Unit: %)	Days to Maturity	Prior Fair Value Per Share Calculation	Updated Fair Value Per Share From as of June 30, 2010	Diff Per Share	Diff Amount	Total
Series A Warrants	2010-6-11	1,008,334	3	3	0.95%	1076	$2.26	$ 6.10	$ 3.85	$ 3,878,014.58
Series B Warrants	2010-6-11	1,008,334	4.1	3	0.95%	1076	$1.33	$ 6.09	$ 4.76	$ 4,802,025.27
Series C Warrants	2010-6-11	70,583	3	5	1.77%	1806	$2.41	$ 6.15	$ 3.73	$ 263,384.66
Series D Warrants	2010-6-11	70,583	4.1	5	1.77%	1806	$1.59	$ 6.14	$ 4.56	$ 321,702.30
Series E Warrants	2010-6-11	80,000	2.1	5	1.77%	1806	$3.21	$ 6.15	$ 2.93	$ 234,584.89
							$ -				$9,499,712

	a	Updated Calculation b	c=b-a
Original Calculation	FV of Warrants	FV of Warrants	Diff
Series A Warrants	$ 2,273,793.17	$6,151,807.75	$3,878,014.58
Series B Warrants	$ 1,341,084.22	$6,143,109.49	$4,802,025.27
Series C Warrants	$ 170,387.36	$433,772.02	$263,384.66
Series D Warrants	$ 112,015.22	$433,717.52	$321,702.30
Series E Warrants	$ 257,120.00	$491,704.89	$234,584.89
	$ 4,154,399.97	$13,654,111.67	$9,499,711.70
		$11,655,371.24	FV as of June 11, 2010
		$1,998,740.43	Chang in fair value of warrants

	Adjust the wrong records as of 6/30/2010.
Dr:	1002 Bank:100204 Chase Check 822473369	2,190,144.64
	Additioal Paid In Capital:Paid_in Capital in Excess of Pa	9,466,378.98
	Change in fair value of warrants	1,998,740.43
Cr:	Series B convertible preferred		1,152.38
	Derivative liabilities-warrants		13,654,111.67

31.
In addition, your discussion of disclosure controls and procedures in the amended June 30, 2010 Annual Report on Form 10-K and September 30, 2010 Quarterly Report on Form 10-Q should be expanded to disclose whether the significant deficiencies (inclusive of the misclassification of losses on disposal of inventories and losses on disposal of fixed assets) resulted in a material weakness, along with explaining in more detail how and why the material weakness occurred. In this regard, please describe the specific weakness(es) in your internal controls over financial reporting that led to the material weaknesses identified.

In response to the Staff’s comment, the Company has revised the disclosure regarding disclosure controls and procedures in the 10-K/A No.3 and 10-Q/A No.2.

In connection with the responses to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of Amendment No. 6 and related filings.  If the Staff has any questions or would like additional information, please contact our counsel Adam S. Mimeles or Barry I. Grossman at (212) 370-1300.  We look forward to working with you to resolve any remaining questions the Staff may have.

Very truly yours,

Sen Yu Intenrational Holdings, Inc.

/s/Paul Li
By: Paul Li
Title: Chief Financial Officer

cc:           MS Group CPA LLC